Exhibit 99.6

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Just Energy Income Fund and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The consolidated financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the consolidated financial statements.

Just Energy Income Fund maintains systems of internal accounting and administrative controls. These systems are designated to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Fund’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The committee reviews the consolidated financial statements with both management and the external auditors and reports its findings to the Board of Directors before such statements are approved by the Board.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the Unitholders. The external auditors have full and free access to the Audit Committee, with and without the presence of management, to discuss their audit and their findings as to the integrity of the financial reporting and the effectiveness of the system of internal controls.

On behalf of Just Energy Income Fund by Just Energy Corp., as administrator.

(signed)	(signed)
Ken Hartwick	Beth Summers
Chief Executive Officer and President	Chief Financial Officer

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     55

AUDITORS’ REPORT TO THE UNITHOLDERS

We have audited the consolidated balance sheets of Just Energy Income Fund as at March 31, 2010 and 2009 and the consolidated statement of operations, unitholders’ equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed)

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 19, 2010

56    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

CONSOLIDATED BALANCE SHEETS

As at March 31

(thousands of dollars)

	2010	2009
ASSETS
CURRENT
Cash	$60,132	$59,094
Restricted cash (Note 4)	18,650	7,609
Accounts receivable	348,892	249,480
Gas delivered in excess of consumption	7,410	—
Gas in storage	4,058	6,690
Inventory	6,323	257
Unbilled revenues	20,793	57,779
Prepaid expenses and deposits	20,038	2,020
Current portion of future income tax assets (Note 9)	29,139	—
Other assets – current (Note 13a)	2,703	5,544

	518,138	388,473
FUTURE INCOME TAX ASSETS (Note 9)	85,197	—
PROPERTY, PLANT AND EQUIPMENT (Note 6)	218,616	19,971
INTANGIBLE ASSETS (Note 7)	346,216	5,097
GOODWILL	177,887	117,061
LONG-TERM RECEIVABLE	2,014	—
OTHER ASSETS – LONG TERM (Note 13a)	5,027	5,153

	$1,353,095	$535,755

LIABILITIES
CURRENT
Bank indebtedness (Note 8b iv)	$8,236	$—
Accounts payable and accrued liabilities	226,950	173,833
Unit distribution payable	13,182	10,977
Corporate taxes payable	6,410	1,906
Current portion of future income tax liabilities (Note 9)	6,776	—
Deferred revenue	7,202	—
Accrued gas accounts payable	15,093	41,379
Current portion of long-term debt (Note 8)	62,829	—
Other liabilities – current (Note 13a)	685,200	519,352

	1,031,878	747,447
LONG-TERM DEBT (Note 8)	231,837	76,500
DEFERRED LEASE INDUCEMENTS	1,984	2,382
OTHER LIABILITIES – LONG TERM (Note 13a)	590,572	401,720

	1,856,271	1,228,049

NON-CONTROLLING INTEREST	20,603	292

UNITHOLDERS’ EQUITY (DEFICIENCY)
Deficit	$(1,423,698)	$(1,470,277)
Accumulated other comprehensive income (Note 10)	221,969	364,566

	(1,201,729)	(1,105,711)
Unitholders’ capital	659,118	398,454
Contributed surplus	18,832	14,671

Unitholders’ deficit	(523,779)	(692,586)

	$1,353,095	$535,755

Guarantees (Note 17) Commitments (Note 18) Contingencies (Note 19) Subsequent event (Note 23)

See accompanying notes to consolidated financial statements

Approved on behalf of Just Energy Income Fund by Just Energy Corp., as administrator.

(signed)	(signed)
Rebecca MacDonald, Executive Chair	Michael Kirby, Corporate Director

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     57

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended March 31

(thousands of dollars, except per unit amount)

	2010	2009
SALES	$2,299,231	$1,899,213
COST OF SALES	1,883,898	1,576,397

GROSS MARGIN	415,333	322,816

EXPENSES
General and administrative expenses	88,423	59,586
Marketing expenses	95,760	68,093
Bad debt expense	17,940	13,887
Amortization of intangible assets and related supply contracts	58,548	3,594
Amortization of property, plant and equipment	7,897	5,100
Unit based compensation	4,754	4,098
Capital tax expense	522	220

	273,844	154,578

INCOME BEFORE THE UNDERNOTED	141,489	168,238
INTEREST EXPENSE (Note 8)	16,134	3,857
CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS (Note 13a)	1,282	1,336,976
OTHER INCOME	(3,515)	(7,604)

INCOME (LOSS) BEFORE INCOME TAX	127,588	(1,164,991)
RECOVERY OF INCOME TAX (Note 9)	(100,260)	(57,460)
NON-CONTROLLING INTEREST	(3,648)	(58)

NET INCOME (LOSS)	$231,496	$(1,107,473)

See accompanying notes to consolidated financial statements

Income (loss) per unit (Note 15)
Basic	$1.81	$(10.03)
Diluted	$1.79	$(10.03)

58    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY (DEFICIT)

For the years ended March 31

(thousands of dollars)

	2010	2009
ACCUMULATED EARNINGS (DEFICIT)
Accumulated earnings (deficit), beginning of year	$(712,427)	$392,082
Adjustment for change in accounting policy	—	2,964
Net income (loss)	231,496	(1,107,473)

Accumulated deficit, end of year	(480,931)	(712,427)

DISTRIBUTIONS
Distributions, beginning of year	(757,850)	(604,013)
Distributions and dividends on Exchangeable Shares	(179,839)	(148,944)
Class A preference share distributions – net of income taxes of $2,501 (2009 – $2,767)	(5,078)	(4,893)

Distributions, end of year	(942,767)	(757,850)

DEFICIT	(1,423,698)	(1,470,277)

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 10)
Accumulated other comprehensive income, beginning of year	364,566	40,789
Other comprehensive income (loss)	(142,597)	323,777

Accumulated other comprehensive income, end of year	221,969	364,566

UNITHOLDERS’ CAPITAL (Note 11)
Unitholders’ capital, beginning of year	398,454	358,103
Trust units exchanged	187,063	3,606
Trust units issued on exercise/exchange of unit compensation (Note 12d)	682	5,778
Trust units issued	20,036	41,176
Exchangeable Shares issued	239,946	—
Exchangeable Shares exchanged	(187,063)	—
Repurchase and cancellation of units	—	(6,603)
Class A preference shares exchanged	—	(3,606)

Unitholders’ capital, end of year	659,118	398,454

CONTRIBUTED SURPLUS (Note 12d)	18,832	14,671

Unitholders’ deficit, end of year	$(523,779)	$(692,586)

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended March 31

(thousands of dollars)

	2010	2009
NET INCOME (LOSS)	$231,496	$(1,107,473)
Unrealized gain (loss) on translation of self-sustaining operations	26,626	(1,906)
Unrealized and realized gain on derivative instruments designated as cash flow hedges prior to July 1, 2008, net of income taxes of $ 89,256 (Note 13a)	—	498,654
Amortization of deferred unrealized gain of discontinued hedges, net of income taxes of $34,339 (2009 – $ 38,805) (Note 13a)	(169,223)	(172,971)

OTHER COMPREHENSIVE INCOME (LOSS)	(142,597)	323,777

COMPREHENSIVE INCOME (LOSS)	$88,899	$(783,696)

See accompanying notes to consolidated financial statements

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     59

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31

(thousands of dollars)

	2010	2009
Net inflow (outflow) of cash related to the following activities

OPERATING
Net income (loss)	$231,496	$(1,107,473)

Items not affecting cash
Amortization of intangible assets and related supply contracts	58,548	3,594
Amortization of property, plant and equipment	7,897	5,100
Unit based compensation	4,754	4,098
Non-controlling interest	(3,648)	(58)
Future income taxes	(122,014)	(64,088)
Financing charges, non-cash portion	902	—
Other	4,030	(3,940)
Change in fair value of derivative instruments	1,282	1,336,976

	(48,249)	1,281,682

Adjustments required to reflect net cash receipts from gas sales (Note 20)	10,549	(7,623)

Changes in non-cash working capital (Note 21)	(35,523)	6,181

Cash inflow from operations	158,273	172,767

FINANCING
Exercise of trust unit options (Note 12a)	—	4,293
Distributions and dividends paid to Unitholders and holders of Exchangeable Shares	(157,495)	(129,357)
Distributions to Class A preference shareholders	(7,580)	(8,460)
Tax impact on distributions to Class A preference shareholders	2,501	2,767
Units purchased for cancellation	—	(6,603)
Increase in bank indebtedness	8,236	—
Issuance of long-term debt	243,797	87,726
Repayment of long-term debt	(207,493)	(85,731)
Funding from minority interest holder of TGF	1,500	—
Restricted cash	626	(122)

	(115,908)	(135,487)

INVESTING
Purchase of capital assets	(41,207)	(6,345)
Water heater customer acquisition costs and other intangible assets	(6,348)	—
Acquisitions (Note 5)	9,799	(1,842)
Proceeds from sale of customer contracts	290	—

	(37,466)	(8,187)

Effect of foreign currency translation on cash balances	(3,861)	2,691

NET CASH INFLOW	1,038	31,784
CASH, BEGINNING OF YEAR	59,094	27,310

CASH, END OF YEAR	$60,132	$59,094

Supplemental information
Interest paid	$14,621	$4,009
Income taxes paid	$27,886	$1,153

See accompanying notes to consolidated financial statements

60    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended March 31, 2010

(thousands of dollars, except where indicated and per unit amounts)

NOTE 1	ORGANIZATION

Just Energy Income Fund (“Just Energy” or the “Fund”), formerly known as Energy Savings Income Fund, changed its name effective June 1, 2009.

Just Energy is an open-ended, limited-purpose trust established under the laws of the Province of Ontario to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P. (“JE Ontario”), Just Energy Manitoba L.P. (“JE Manitoba”), Just Energy Quebec L.P. (“JE Quebec”), Just Energy (B.C.) Limited Partnership (“JE B.C.”), Just Energy Alberta L.P. (“JE Alberta”), Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp. (“JEIC”), Just Energy New York Corp. (“JENYC”), Just Energy Indiana Corp. (“JE Indiana”), Just Energy Texas L.P. (“JE Texas”), Just Energy Exchange Corp. (“JEEC”), Universal Energy Corp. (“UEC”), Universal Gas and Electric Corporation (“UG&E”), Commerce Energy, Inc. (“Commerce”), National Energy Corp. (“NEC”) operating under the trade name of National Home Services (“NHS”), and Terra Grain Fuels Inc. (“TGF”), collectively, the “Just Energy Group”.

NOTE 2	OPERATIONS

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

The Fund also offers green products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits but will also increase sales receptivity and improve renewal rates.

In addition, through NHS, the Fund sells and rents high efficiency and tankless water heaters, furnaces and air conditioners and produces and sells wheat-based ethanol through Terra Grain Fuels Inc.

NOTE 3(i) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and include the accounts of Just Energy Income Fund and its directly or indirectly owned subsidiaries and affiliates.

(b)	Cash and cash equivalents

All highly liquid temporary cash investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

(c)	Unbilled revenues/accrued gas accounts payable or gas delivered in excess of consumption/deferred revenues

Unbilled revenues are stated at estimated realizable value and result when customers consume more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas accounts payable represents the obligation to the LDCs with respect to gas consumed by customers in excess of that delivered to the LDCs.

Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenues.

Due to the seasonality of our operations, during the winter months, customers will have consumed more than what was delivered resulting in the recognition of unbilled revenues/accrued gas accounts payable; however, in the summer months, customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenues.

These adjustments are applicable solely to the Ontario, Manitoba, Quebec and Michigan gas markets.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)	Gas in storage

Gas in storage primarily represents the gas delivered to the LDCs in the states of Illinois, Indiana and New York. The balance will fluctuate as gas is injected or withdrawn from storage. Injections typically occur from April through November and withdrawals occur from December through March.

In addition, a portion of the gas in storage relates to operations in the Province of Alberta. In Alberta, there is a month to month carryover, which represents the difference between the gas delivered to the LDC within a month and customer consumption. The delivery volumes in the following month are adjusted accordingly.

Gas in storage is stated at the lower of cost and net realizable value.

(e)	Inventory

Inventory consists of water heaters as well as ethanol, ethanol in process and grain inventory. Water heaters are stated at the lower of cost and net realizable value with cost being determined on a weighted average basis. Ethanol, ethanol in process and grain inventory are valued at the lower of cost and net realizable value with cost being determined on a weighted average basis.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Cost for water heaters, furnaces and air conditioners includes the cost of installation. Amortization is provided over the estimated useful lives of the assets, with the half year rule applied to additions, as follows:

Asset	Basis	Rate
Furniture and fixtures	Declining balance	20%
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Computer software	Declining balance	100%
Ethanol plant and equipment	Straight line	25 years
Commodity billing and settlement systems	Straight line	5 years
Water heaters	Straight line	15 years
Furnaces and air conditioners	Straight line	15 years
Leasehold improvements	Straight line	Term of lease
Vehicles	Straight line	5 years

(g)	Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liability assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Fund’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps; in the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit including goodwill exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination.

Effective April 1, 2009, the Fund adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets, as described in Note 3(ii).

(h)	Gas contracts and customer relationships

Gas contracts represent the original fair value of existing sales and supply contracts acquired by Just Energy on the acquisition of various gas contracts and expected renewals. These contracts are amortized over their average estimated remaining life of up to five years on a straight line basis which approximates the life of the assets.

(i)	Electricity contracts and customer relationships

Electricity contracts represent the original fair value of existing sales and supply contracts acquired by Just Energy on the acquisition of various electricity contracts and expected renewals. These contracts are amortized over their average estimated remaining life of up to six years on a straight line basis which approximates the life of the assets.

62    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(j)	Water heater contracts and customer relationships

Water heater contracts represent the fair value of rental contracts on the acquisition of various water heater contracts and expected renewals. These contracts are operating leases and are amortized over their average estimated remaining life of up to 15 years on a straight line basis which approximates the life of the assets.

(k)	Impairment of long-lived assets

Just Energy reviews long-lived assets, which include property, plant and equipment and intangible assets with finite lives, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, through use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(l)	Other assets (liabilities) – current/long term, change in fair value of derivative instruments and other comprehensive income (loss)

Just Energy’s various derivative instruments have been accounted for using CICA Handbook Section 3855, Financial Instruments –Recognition and Measurement. Effective July 1, 2008, the Fund ceased the utilization of hedge accounting. In accordance with CICA Handbook Section 3865, Hedges, the Fund is amortizing the accumulated gains and losses to June 30, 2008, from other comprehensive income in the same period in which the original hedged item affects the Statement of Operations. No retrospective restatement is required for this change. The derivatives are measured at fair value and booked to the consolidated balance sheets. Effective July 1, 2008, all changes in fair value between periods are booked to change in fair value of derivative instruments on the consolidated statements of operations.

Prior to July 1, 2008, financial instruments that met hedging requirements were accounted for under CICA Handbook Section 3865, Hedges. For derivative instruments accounted for under CICA Handbook Section 3865, Just Energy formally documented the relationship between hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process included linking all derivative financial instruments to anticipated transactions. Just Energy also formally assessed, both at the hedge’s inception and on an ongoing basis, whether the derivative financial instruments that were used in hedging transactions were highly effective in offsetting changes in cash flows of the hedged items. The derivatives were measured at fair value and booked to the consolidated balance sheets. Changes in fair value between periods were booked to other comprehensive income for the effective portion of the hedge with the remaining change being booked to change in fair value of derivative instruments on the consolidated statements of operations.

Just Energy enters into hedges of its cost of sales relating to its fixed-price electricity and JustGreen electricity sales by entering into fixed-for-floating electricity swap contracts and physical forward contracts, unforced capacity contracts, heat rate swap contracts, heat rate options, renewable energy certificates and financial and physical forward gas contracts (to fulfill obligations under the heat rate swaps) with electricity and natural gas suppliers. These swaps and forwards are accounted for in accordance with CICA Handbook Section 3855. Prior to July 1, 2008, they were accounted for in accordance with CICA Handbook Section 3865 and, in some limited circumstances, CICA Handbook Section 3855.

Just Energy enters into hedges of its cost of sales relating to its fixed-price gas and JustGreen gas contracts by entering into a combination of physical gas forwards, financial gas forwards, physical transportation forwards, carbon offset contracts and option contracts. Physical gas forwards and transportation forwards are accounted for in accordance with CICA Handbook Section 3855. Prior to July 1, 2008, they were accounted for in accordance with CICA Handbook Section 3865. Option contracts and financial gas forwards are accounted for in accordance with CICA Handbook Section 3855.

Just Energy enters into hedges for its foreign exchange risk relating to its anticipated repatriation of U.S. denominated currency by entering into foreign exchange forward contracts with its lender. Since April 1, 2007, Just Energy has accounted for these forward contracts in accordance with CICA Handbook Section 3855 by recording them on the consolidated balance sheet as either other assets or other liabilities measured at fair value, with changes in fair value booked to change in fair value of derivative instruments.

(m)	Financial instruments

Financial instruments are classified into a defined category, namely, held-for-trading financial assets or financial liabilities, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Financial instruments are included on the Fund’s balance sheet and measured at fair value, except for loans and receivables, held-to-maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Financial assets and financial liabilities have been initially remeasured as at April 1, 2009, to take into account the appropriate credit risk and counterparty credit risk (see Note 13c). Gains and losses on held-for-trading financial assets and financial liabilities are recognized in net earnings in the period in which they arise. Unrealized gains and losses, including those related to changes in foreign exchange rates on available-for-sale

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

financial assets, are recognized in accumulated other comprehensive loss until the financial asset is derecognized or determined to be impaired, at which time any unrealized gains or losses are recorded in net earnings. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are amortized using the effective interest method. The following classifications have been applied:

•	cash and restricted cash as held-for-trading, which is measured at fair value;

•	accounts receivable are classified as loans and receivables, which are measured at amortized cost; and

•	long-term debt, accounts payable and accrued liabilities, unit distribution payable and bank indebtedness are classified as other financial liabilities, which are measured at amortized cost.

Electricity:

Just Energy has entered into contracts with customers to provide electricity and renewable energy at fixed prices (“customer electricity contracts”). Customer electricity contracts include requirements contracts and contracts with fixed or variable volumes at fixed prices. The customer electricity contracts expose Just Energy to changes in market prices of electricity, renewable energy certificates and consumption. To reduce its exposure to movements in commodity prices arising from the acquisition of electricity and renewable energy certificates at floating rates, Just Energy uses electricity derivative contracts (“electricity derivative contracts”). These electricity derivative contracts are fixed-for-floating swaps, physical electricity forward contracts, unforced capacity contracts, renewable energy certificates or a combination of heat rate swaps, heat rate options and physical or financial forward gas contracts.

Just Energy agrees to exchange the difference between the variable or indexed price and the fixed price on a notional quantity of electricity for a specified time frame in the fixed-for-floating contract arrangements. Just Energy takes title to the renewable energy certificate volumes to satisfy customer contracts. Just Energy takes title to electricity at a fixed price for scheduling into the power grid under the forward contracts. Just Energy agrees to pay for certain quantities of power based on the floating price of natural gas under heat rate swaps. In order to cover the floating price of gas under these arrangements, prices for gas are fixed through either physical or financial forward gas contracts, with a protection against weather variation achieved through the purchase of heat rate options. These contracts are expected to be effective as economic hedges of the electricity price exposure.

The premiums and settlements for these derivative instruments are recognized in cost of sales, when incurred.

The fair value of the electricity derivative contracts is recorded in the consolidated balance sheet with changes in the fair value being recorded in change in fair value of derivative instruments on the consolidated statements of operations. Prior to July 1, 2008, Just Energy monitored its effective hedging relationship between retail consumption and supply contracts and evaluated the effectiveness of the relationships on a quarterly basis to meet criteria for hedge accounting. The changes in the fair value were recorded in other comprehensive income to the extent that the hedge measurement was effective with the remainder recorded in change in fair value of derivative instruments. Any electricity derivative contracts that did not qualify for hedge accounting or were de-designated as a hedge were recorded at fair market value with the changes in fair value recorded in current period income as a component of change in fair value of derivative instruments. After July 1, 2008, the Fund ceased the utilization of hedge accounting.

Any gains or losses accumulated up to the date that the electricity derivative contract was terminated or de-designated as a hedge were deferred in accumulated other comprehensive income (“AOCI”) then recorded in cost of sales when the hedged customer electricity contract affected income.

Gas:

Just Energy has entered into contracts with customers to provide gas and carbon offsets at fixed prices (“customer gas contracts”). Customer gas contracts include requirements contracts and contracts with fixed or variable volumes at fixed prices. The customer gas contracts expose Just Energy to changes in market prices of gas and consumption. To reduce its exposure to movements in commodity prices and usage, Just Energy uses carbon offset, options and gas physical and financial contracts (“gas supply contracts”). These gas supply contracts are expected to be effective as economic hedges of the gas price exposure.

Just Energy uses physical forwards, carbon offset transportation forwards (together “physical gas supply contracts”) and other gas financial instruments to fix the price of its gas supply. Under the physical gas supply contracts, Just Energy agrees to pay a specified price per volume of gas or transportation. Other financial instruments are comprised of financial puts and calls that fix the price of gas in jurisdictions where Just Energy has scheduling responsibilities and therefore is exposed to commodity price risk on volumes above or below its base supply.

64    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of physical gas contracts is recorded in the consolidated balance sheet with changes in the fair value being recorded in change in fair value of derivative instruments on the consolidated statements of operations. Prior to July 1, 2008, Just Energy monitored its effective hedging relationship between retail consumption and its supply contracts and evaluated the effectiveness of these relationships on a quarterly basis to meet the criteria of hedge accounting. The changes were recorded in other comprehensive income to the extent that the hedge measurement was effective with the remainder recorded in change in fair value of derivative instruments. Any physical gas contract that did not qualify for hedge accounting or was de-designated as an accounting hedge together with the gas financial instruments were valued at fair market value with the changes in fair value recorded in current period income as a component of change in fair value of derivative instruments. Any gains or losses accumulated up to the date that the physical gas supply contract was terminated or de-designated as a hedge were deferred in AOCI then recorded in cost of sales when the hedged customer gas contract affected income. After July 1, 2008, the Fund ceased the utilization of hedge accounting.

Foreign exchange:

To reduce its exposure to movements in foreign exchange rates, Just Energy uses foreign exchange forwards (“foreign exchange contracts”). These foreign exchange contracts were expected to be effective as hedges of the anticipated cross border cash flow but were found to be not effective under GAAP accounting requirements during fiscal 2007.

Up until September 30, 2006, unrealized gains on foreign exchange contracts up to the date of de-designation of the hedging relationship were deferred to be recognized over the term of the contract based on the timing of the underlying hedged transactions. As of October 1, 2006, these derivative financial instruments have been recorded on the balance sheet as either other assets or other liabilities measured at fair value, with changes in fair value recognized in income as other income (expense). The deferred gain was reclassified to AOCI as of April 1, 2007.

(n)	Revenue recognition

Just Energy delivers gas and/or electricity to end-use customers who have entered into long-term fixed-price contracts. Revenue is recognized when the commodity is consumed by the end-use customer or sold to third parties. The Fund assumes credit risk in Illinois, Alberta, Texas, Pennsylvania, Maryland and California, and for large volume customers in British Columbia and Ontario. In these markets, the Fund ensures that credit review processes are in place prior to commodity flowing to the customer.

Just Energy recognizes revenue upon delivery to customers at terminals or other locations for ethanol and dried distillers grain.

Just Energy recognizes water heater revenue from the monthly rental or sale commencing from the installation of the water heater.

(o)	Marketing expenses

Commissions and various other costs related to obtaining and renewing customer contracts are charged to income in the period incurred.

(p)	Foreign currency translation

The operations of the Fund’s U.S.-based subsidiaries are self-sustaining. Accordingly, the assets and liabilities of foreign subsidiaries are translated into Canadian dollars at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. The resulting gains and losses are accumulated as a component of Unitholders’ equity within AOCI.

(q)	Per unit amounts

The computation of income per unit is based on the weighted average number of units outstanding during the year. Diluted earnings per unit is computed in a similar way to basic earnings per unit except that the weighted average units outstanding are increased to include additional units assuming the exercise of unit options, unit appreciation rights and deferred unit grants, exchangeable shares and conversion of convertible debentures, if dilutive.

(r)	Unit based compensation plans

The Fund accounts for all of its unit based compensation awards using the fair value based method.

Awards are valued at grant date and are not subsequently adjusted for changes in the prices of the underlying unit and other measurement assumptions. Compensation for awards without performance conditions is recognized as an expense and a credit to contributed surplus over the related vesting period of the awards. Compensation for awards with performance conditions is recognized based on management’s best estimate of whether the performance condition will be achieved.

When options, unit appreciation rights (“UARs”) and deferred unit grants (“DUGs”) are exercised or exchanged, the amounts previously credited to contributed surplus are reversed and credited to Unitholders’ equity. The amount of cash, if any, received from participants is also credited to Unitholders’ equity.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(s)	Employee future benefits

Just Energy established a long-term incentive plan (the “Plan”) for the permanent full-time and part-time employees (working more than 20 hours per week) of Just Energy Corp. (“JEC”), JE BC, JE Alberta, JE Manitoba and JE Quebec. The Plan consists of two components, a Deferred Profit Sharing Plan (“DPSP”) and an Employee Profit Sharing Plan (“EPSP”).

For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of trust units of the Fund, on a matching one for one basis.

For the U.S. employees, Just Energy has established a 401(k) plan to provide employees the potential for future financial security for retirement. Employees may participate in the 401(k) plan subject to all the terms and conditions of the plan. They may join the plan on the first of any month, once they have completed six months of employment. The 401(k) savings plan is an employer matching plan. Just Energy will match an amount up to 4% of their base earnings. Employees may contribute from 1% up to 25% of their total salary with Just Energy on a beforehand-basis with a 2010 calendar year maximum of $17.

Participation in either plan in Canada or the U.S. is voluntary. The Plan has a two-year vesting period beginning from the later of the Plan’s effective date and the employee’s starting date. During the year, Just Energy contributed $1,096 (2009 – $739) to both plans, which was paid in full during the year and recognized as an expense in the consolidated statement of operations.

(t)	Exchangeable securities

Just Energy follows the recommendations of the Emerging Issues Committee (“EIC”) relating to the presentation of exchangeable securities, which includes the Class A preference shares, issued by subsidiaries of income funds. The recommendations require that the exchangeable securities issued by a subsidiary of an income fund be presented on the consolidated balance sheet of the income fund as a part of Unitholders’ equity if the following criteria have been met:

•	the holders of the exchangeable securities are entitled to receive distributions of earnings economically equivalent to distributions received on units of the income fund; and

•	the exchangeable securities ultimately are required to be exchanged for units of the income fund as a result of the passage of fixed periods of time or the non-transferability to third parties of the exchangeable securities without first exchanging them for units of the income fund.

The exchangeable shares and Class A preference shares meet these criteria and have been classified as Unitholders’ equity. All distributions paid to JEEC shareholders are included in Unitholders’ equity. All distributions paid to the Class A preference shareholder must be recorded in Unitholders’ equity, net of tax. The management incentive program, which is a bonus equal to the distribution amount received by a Unitholder, is additional compensation to senior management of JEC, a wholly owned subsidiary of the Fund.

(u)	Use of estimates

The preparation of the financial statements, in conformity with Canadian GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions. Significant areas requiring the use of management estimates include allowance for doubtful accounts, estimate of the useful life and estimated fair value of property, plant and equipment and impairments thereon, valuation of goodwill and intangibles and the impairment thereon, valuation allowances for future tax assets, the determination of the fair values of financial instruments, as the aggregate fair value amounts represent point in time estimates only and should not be interpreted as being realizable in an immediate settlement of the supply contracts, and the determination of unit based compensation.

(v)	Income taxes

The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable on income that is not distributed or distributable to the Fund’s Unitholders. Payments made between the Canadian operating entities and the Fund ultimately transfer both current and future income tax liabilities to the Unitholders. The future income tax liability associated with Canadian assets recorded on the balance sheet is recovered over time through these payments.

Effective January 1, 2011, the Fund will be subject to a Specified Investment Flow-Through (“SIFT”) entity tax on distributions of Canadian taxable income that has not been subject to a Canadian corporate income tax in the Canadian operating entities. Therefore, the Fund has computed future income based on temporary differences expected to reverse after December 31, 2010 at the substantively enacted tax rates and laws expected to apply for such periods. Current Canadian income taxes will be accrued for only after December 31, 2010 to the extent that there is taxable income in the Fund or its underlying operating entities.

The U.S.-based corporate subsidiaries are subject to U.S. income taxes on its taxable income determined under U.S. income tax rules and regulations.

66    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. A valuation allowance is recorded against a future income tax asset if it is determined that it is more likely than not that the future tax assets will not be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating future income tax liabilities and assets is recognized in income during the period that the change occurs.

(ii)	ADOPTION OF NEW ACCOUNTING STANDARDS

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure relating to the measurement of fair value for financial instruments and liquidity risk. The amendment establishes a three level hierarchy that reflects the significance of the inputs used in fair value measurements on financial instruments. The amendment is effective for annual financial statements relating to fiscal years ending after September 30, 2009; therefore, the Fund has included these additional disclosures (see Note 13) for year end March 31, 2010. As this standard only addresses disclosure requirements, there is no impact on the financial position of the Fund.

On April 1, 2009, the Fund adopted a new accounting standard that was issued by the CICA Handbook Section 3064, Goodwill and Intangible Assets, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Just Energy adopted this standard retroactively as required by the standards with no impact on the consolidated financial statements.

(iii)	RECENTLY ISSUED ACCOUNTING STANDARDS

The following are new standards, not yet in effect, which are required to be adopted by the Fund on the effective date:

Business Combinations

In October 2008, the CICA issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The Fund has not yet determined the impact of these standards on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, CICA announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim consolidated financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of consolidated financial statements under IFRS for the year ending March 31, 2012.

Just Energy has developed a changeover plan which includes a diagnostic assessment, solution development and an implementation phase. The Fund has completed the initial assessment and solution development phases. This included certain training initiatives, researching and documenting the significant differences between Canadian GAAP and IFRS, assessing the impact on the Fund and a preliminary assessment of the information technology systems.

Significant differences exist which may impact the Fund’s financial reporting. Those areas include, but are not limited to, property, plant and equipment, impairment of assets, accounting for income taxes, financial instruments, employee benefits as well as the first-time adoption of IFRS (“IFRS 1”).

As part of the conversion plan, the Fund is in the process of analyzing the detailed impacts of these identified differences and developing solutions to bridge these differences. Although the impact of the adoption of IFRS on the Fund’s financial position and results of operations is not yet reasonably determinable or estimable, the Fund does expect a significant increase in financial statement disclosure requirements resulting from the adoption of IFRS. Just Energy is currently on target with its conversion plan. For additional information, please refer to the 2010 Management’s Discussion and Analysis.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	RESTRICTED CASH

Restricted cash and customer rebates payable represent: (i) funds held as security for payment of certain monthly charges, (ii) rebate monies received from local distribution companies in Ontario as provided by the Independent Electricity System Operator (“IESO”), and (iii) funds held as security for a TGF credit facility.

(i)	Certain subsidiaries are required to post collateral to counterparties including pipelines, wire owners and local distribution companies to secure payment of future expected charges. Commerce has provided cash collateral with one supplier, and this security was in place prior to the acquisition of Universal Energy Group Ltd (“UEG”) by Just Energy.

(ii)	JE Ontario is obligated to disperse the monies to eligible end-use customers in accordance with the Ontario Power Generation Rebate as part of Just Energy Ontario L.P.’s Retailer License conditions.

(iii)	UEG provided cash collateral as security for a $10,000 term facility provided to TGF. This facility and liquid security was in place prior to the acquisition of UEG by Just Energy.

NOTE 5	ACQUISITIONS

(a)	Acquisition of Universal Energy Group Ltd.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Ltd. (“UEG”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement, UEG shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a trust unit on a one-for-one basis at any time at the option of the holder and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a trust unit. JEEC also assumed all the covenants and obligations of UEG in respect of UEG’s outstanding 6% convertible unsecured subordinated debentures (the “Debentures”). On conversion of the Debentures, holders will be entitled to receive 0.58 of an Exchangeable Share in lieu of each UEG common share that the holder was previously entitled to receive on conversion.

The acquisition of UEG was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

CAD$
Net assets acquired:
Working capital (including cash of $ 10,319)	$74,314
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	66,794
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long-term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898

Consideration:
Transaction costs	$9,952
Exchangeable Shares	239,946

$249,898

Non-controlling interest represents 33.3% ownership of TGF held by Ellis Don Corporation.

All contracts and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over periods ranging from eight to 57 months. The water heater contracts and customer relationships are amortized over 174 months and the intangible assets are amortized over six months. The purchase price allocation is considered preliminary and as a result it may be adjusted prior to July 1, 2010.

68    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Newten Home Comfort Inc.

On July 2, 2009, NEC, a wholly owned subsidiary of the Fund, acquired Newten Home Comfort Inc., an arm’s length third party that held a 20% interest in Newten Home Comfort L.P. for $3.2 million, of which $520 was paid in cash and determined to be the purchase price consideration. The purchase price consideration excludes contingent payments to the 20% interest holders that will become payable in July 2012 based on the number of completed water heater installations. Any contingent payments made will result in an increase to the balance of goodwill generated by the acquisition.

(c)	Acquisition of CEG’s natural gas customers

During the prior fiscal year, Just Energy purchased substantially all of the commercial and residential customer contracts of CEG Energy Options Inc. (“CEG”) in British Columbia. CEG was a Western Canada marketer of natural gas wholly owned by SemCanada Energy Company, both of which filed for creditor protection under the Companies’ Creditors Arrangement Act on July 30, 2008. The customer contracts had annualized volumes of approximately 4.9 million GJ.

The purchase price was allocated as follows:

Net assets acquired:
Gas contracts	$1,842

Consideration:
Cash	$1,842

The gas contracts are being amortized over the average remaining life of the contracts, which at the time of the acquisition was 20 months.

NOTE 6	PROPERTY, PLANT AND EQUIPMENT

2010	Cost	Accumulated amortization	Net book value

Furniture and fixtures	$5,581	$2,972	$2,609
Office equipment	14,810	5,930	8,880
Computer equipment	6,417	3,763	2,654
Computer software	5,562	4,198	1,364
Commodity billing and settlement system	6,544	6,515	29
Water heaters	51,059	2,481	48,578
Furnaces and air conditioners	317	4	313
Leasehold improvements	8,409	4,116	4,293
Vehicle	197	46	151
Ethanol plant and equipment	159,500	10,054	149,446
Land	299	—	299

	$258,695	$40,079	$218,616

2009	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$3,770	$1,889	$1,881
Office equipment	11,119	3,959	7,160
Computer equipment	5,387	2,543	2,844
Computer software	2,565	1,750	815
Commodity billing and settlement system	6,993	6,654	339
Water heaters	2,324	77	2,247
Leasehold improvements	7,603	2,918	4,685

	$39,761	$19,790	$19,971

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	INTANGIBLE ASSETS

2010	Cost	Accumulated amortization	Net book value
Gas contracts and customer relationships	$228,827	$63,484	$165,343
Electricity contracts and customer relationships	245,617	92,779	152,838
Water heater contracts and customer relationships	23,081	1,218	21,863
Other intangible assets	8,725	2,553	6,172

	$506,250	$160,034	$346,216

	$000000	$000000	$000000
2009	Cost	Accumulated amortization	Net book value
Gas contracts and customer relationships	$2,223	$710	$1,513
Electricity contracts and customer relationships	14,379	10,795	3,584

	$16,602	$11,505	$5,097

NOTE 8	LONG-TERM DEBT AND FINANCING

	2010	2009
Credit facility (a)	$57,500	$76,500
TGF credit facility (b)(i)	41,313	—
TGF debentures (b)(ii)	37,001	—
TGF operating facilities (b)(iii)	10,000	—
JEEC convertible debentures (c)	83,417	—
NEC Home Trust Company financing (d)	65,435	—

	294,666	76,500
Less: current portion	(62,829)	—

	$231,837	$76,500

Future annual minimum principal repayments are as follows:

	2011	2012	2013	2014	2015	Total
Credit facility (a)	—	57,500	—	—	—	57,500
TGF credit facility (b)(i)	41,313	—	—	—	—	41,313
TGF debentures (b)(ii)	—	3,998	33,003	—	—	37,001
TGF operating facilities (b)(iii)	10,000	—	—	—	—	10,000
JEEC convertible debentures (c)	—	—	—	83,417	—	83,417
NEC HTC financing (d)	11,516	12,470	13,504	14,623	13,322	65,435

	62,829	73,968	46,507	98,040	13,322	294,666

The following table details the interest expense. Interest is expensed at the effective interest rate.

	2010	2009
Credit facility (a)	$5,258	$3,857
TGF credit facility (b)(i)	1,365	—
TGF debentures (b)(ii)	3,049	—
TGF wheat production financing	10	—
TGF operating facilities (b)(iii)	683	—
JEEC convertible debentures (c)	4,952	—
NEC HTC financing (d)	817	—

	$16,134	$3,857

70    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)	On July 1, 2009, in connection with the acquisition of UEG, Just Energy increased its credit facility from $170 million to $250 million. The credit facility is available to Just Energy to meet working capital requirements. As part of the increase in the credit facility, Société Générale and Alberta Treasury Branches joined Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada and Bank of Nova Scotia as the syndicate of lenders thereunder. The repayment of the facility is due on October 29, 2011.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 4.0%, prime rate advances at bank prime plus 3.0%, and letters of credit at 4.0%. As at March 31, 2010, the Canadian prime rate was 2.25% and the U.S. prime rate was 3.25%. As at March 31, 2010, Just Energy had drawn $57,500 (2009 – $76,500) against the facility and total letters of credit outstanding amounted to $49,444 (2009 –$8,459). Just Energy has $143,056 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at March 31, 2010 and 2009, all of these covenants have been met.

(b)	In connection with the acquisition of UEG on July 1, 2009, the Fund acquired the debt obligations of TGF, which currently comprises three separate facilities, outlined below:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years commencing March 1, 2009, which includes interest costs at a rate of prime plus 2% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF and a general security interest on all other current and acquired assets of TGF. As a result, the facility is fully classified as a current obligation. The credit facility includes certain financial covenants the more significant of which relates to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. The facility was further revised on March 31, 2010, to postpone the principal payments due for April 1 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 1, 2011. As at March 31, 2010, the amount owing under this facility amounted to $41,313.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually and payable quarterly. Interest is to be paid quarterly with quarterly principal payments commencing October 1, 2009, in the amount of $1,000 per quarter. The agreement includes certain financial covenants the most significant of which relates to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA, and minimum shareholders’ equity. The lender has deferred compliance with the financial covenants until April 1, 2011. On March 31, 2010, TGF entered into an agreement with the holders of the debenture to defer scheduled principal payments owing under the debenture until April 1, 2011. As a result, the debentures are fully classified as a long-term obligation. As at March 31, 2010, the amount owing under this debenture agreement amounted to $37,001.

(iii)	TGF term/operating facilities

TGF maintains a term loan for $10,000 with a third party lender bearing interest at prime plus 1% due in full on December 31, 2010. This facility is secured by liquid investments on deposit with the lender. As at March 31, 2010, the amount owing under the facility amounted to $10,000.

(iv)	TGF has a working capital operating line of $7,000 bearing interest at rate of prime plus 1% of which $3,239 was drawn via overdraft. In addition, total letters of credit issued amounted to $1,600.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	In conjunction with the acquisition of UEG on July 1, 2009, JEEC also acquired the obligations of the convertible unsecured subordinated debentures issued by UEG in October 2007. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 27.3 Exchangeable Shares of Just Energy Exchange Corp., representing a conversion price of $36.63 per Exchangeable Share. During the year, interest expense amounted to $4,952.

The debentures are not redeemable prior to October 1, 2010. On and after October 1, 2010, but prior to September 30, 2012, the debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice.

(d)	On January 18, 2010, NEC entered into a long-term financing agreement for the funding of new and existing rental water heater contracts. Pursuant to the agreement, NEC will receive financing equal to the present value of the first five years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and as settlement is required to remit all proceeds received from customers on the water heater contracts for the first five years. As security for performance of the obligation, NEC has pledged the water heaters subject to the financed rental agreement as collateral.

The financing agreement is subject to a holdback provision, whereby 3% of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all obligations of NEC are satisfied or expired, the remaining funds in the reserve account will immediately be released to NEC.

NEC has $65,435 owing under this agreement including $2,014 relating to the holdback provision as at March 31, 2010. The company is required to meet a number of covenants under the agreement. As at March 31, 2010, all of these covenants have been met.

NOTE 9	INCOME TAXES

The Fund is a mutual fund trust for income tax purposes. Pursuant to its announcement on February 3, 2010, it plans to reorganize its income trust structure and convert into a corporation on or before January 1, 2011 (“Conversion”). Until

Conversion, the Fund is only subject to current income taxes on any taxable income not distributed to Unitholders. Subsequent to Conversion on or before January 1, 2011, the Fund will be subject to current income taxes on all of its taxable income. If the Fund’s equity capital grows beyond certain dollar limits prior to January 1, 2011, the Fund would become a SIFT and would commence in that year being subject to tax on income distributed. The Fund expects that its income distributed will not be subject to tax prior to 2011 and intends to distribute all its taxable income earned prior to then. Accordingly, the Fund has not provided for future income taxes on its temporary differences, and those of its flow-through subsidiary trust and partnerships are expected to reverse prior to 2011 as it is considered tax-exempt for accounting purposes. The tax basis of the assets and liabilities of the Fund related to such temporary differences expected to reverse before 2011 exceed the financial statement carrying amounts by approximately $138,410 (2009 – $283,339), reflecting future tax deductions in excess of future taxable amounts.

The Fund has recognized future income taxes for the temporary differences between the carrying amount and tax values of assets and liabilities in respect of the proportion of the Fund’s income taxed directly to the Unitholders that are expected to reverse in or after 2011. A valuation allowance has been provided against future tax assets of certain subsidiaries where the Fund has determined that it is more likely than not that those future tax assets will not be realized in the foreseeable future. The valuation allowance may be reduced in future periods if the Fund determines that it is more likely than not that all or a portion of those future tax assets will be realized.

Canadian-based corporate subsidiaries are subject to tax on their taxable income at a rate of 33% (2009 – 33%). U.S.-based corporate subsidiaries are subject to tax on their taxable income at a rate of 40% (2009 – 40%).

At March 31, 2010, the U.S. subsidiaries of Just Energy do not have operating losses carryover for tax purposes (2009 – $3,147).

72    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the difference between the income taxes that would result solely by applying statutory tax rates to the pre-tax income for Just Energy and the income tax provision in the financial statements.

	2010	2009
Income (loss) before income tax	$127,588	$(1,164,991)

Income tax expense at the combined basic rate of 33% (2009 – 33%)	42,104	(384,448)
Taxes on income attributable to Unitholders	(42,045)	(49,294)
Unrecognized tax benefit on mark to market losses on derivative instruments	—	385,070
Recognized tax benefit on mark to market losses on derivative instruments	—	—
Tax impact of corporate reorganization	—	(3,729)
Benefit of U.S. tax losses and other tax assets not previously recognized	(100,459)	(5,199)
Non-deductible expenses	140	140

Recovery of income tax	$(100,260)	$(57,460)

Components of Just Energy’s income tax recovery are as follows:

	2010	2009
Income tax provision	$19,253	$3,861
Amount credited to Unitholders’ equity	2,501	2,767

Current income tax provision	21,754	6,628
Future tax recovery	(122,014)	(64,088)

Recovery of income tax	$(100,260)	$(57,460)

Components of the Fund’s net future income tax asset are as follows:

	2010	2009
Partnership income deferred for tax purposes and book carrying amount of investments in partnerships in excess of tax cost	$(483)	$(598)
Excess of book basis over tax basis on customer contracts	(84,840)	—
Excess of tax basis over book basis for U.S. operations	28,339	13,037
Mark to market losses on derivative instruments	245,237	140,047

	188,253	152,486
Less: valuation allowance	80,693	152,486

Future income tax assets (net)	$107,560	$—

NOTE 10	ACCUMULATED OTHER COMPREHENSIVE INCOME

2010	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of year	$1,958	$362,608	$364,566
Unrealized foreign currency translation adjustment	26,626	—	26,626
Amortization of deferred unrealized gain on discontinued hedges after July 1, 2008, net of income taxes of $ 34,339	—	(169,223)	(169,223)

	$28,584	$193,385	$221,969

2009	Foreign currency translation adjustment	Cash flow hedges	Total
Balance, beginning of year	$3,864	$36,925	$40,789
Unrealized foreign currency translation adjustment	(1,906)	—	(1,906)
Unrealized gains on derivative instruments designated as cash flow hedges prior to July 1, 2008, net of income taxes of $ 89,256	—	498,654	498,654
Amortization of deferred unrealized gain on discontinued hedges after July 1, 2008, net of income taxes of $ 38,805	—	(172,971)	(172,971)

	$1,958	$362,608	$364,566

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	UNITHOLDERS’ CAPITAL

Trust units of the Fund

An unlimited number of units may be issued. Each unit is transferable, voting and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

The Fund intends to make distributions to its Unitholders based on the cash receipts of the Fund, excluding proceeds from the issuance of additional Fund units, adjusted for costs and expense of the Fund, amount which may be paid by the Fund in connection with any cash redemptions or repurchases of units and any other amount that the Board of Directors considers necessary to provide for the payment of any costs which have been or will be incurred in the activities and operations of the Fund. The Fund’s intention is for Unitholders of record on the 15th day of each month to receive distributions at the end of the month, excluding any Special Distributions.

Class A preference shares of Just Energy Corp. (“JEC”)

The terms of the unlimited Class A preference shares of JEC are non-voting, non-cumulative and exchangeable into trust units in accordance with the JEC shareholders’ agreement as restated and amended, with no priority on dissolution. Pursuant to the amended and restated Declaration of Trust which governs the Fund, the holders of Class A preference shares are entitled to vote in all votes of Unitholders as if they were the holders of the number of units that they would receive if they exercised their shareholder exchange rights. Class A preference shareholders have equal entitlement to distributions from the Fund as Unitholders.

Exchangeable Shares of JEEC

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of UEG pursuant to the Arrangement. Under the Arrangement, UEG shareholders received 0.58 of an exchangeable share of JEEC, for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share is exchangeable for a trust unit on a one-for-one basis at any time at the option of the holder and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a trust unit.

	2010		2009
Issued and outstanding	Units/Shares		Units/Shares
Trust units
Balance, beginning of year	106,138,523	$385,294	102,152,194	$341,337
Options exercised	—	—	355,000	4,840
Unit based awards exercised/exchanged	49,078	682	65,036	938
Distribution reinvestment plan	1,554,074	20,036	1,697,394	18,863
Units issued	—	—	1,336,115	22,313
Units cancelled	—	—	(909,700)	(6,603)
Exchanged from Exchangeable Shares	16,583,632	187,063	—	—
Exchanged from Class A preference shares	—	—	1,442,484	3,606

Balance, end of year	124,325,307	593,075	106,138,523	385,294

Class A preference shares
Balance, beginning of year	5,263,728	13,160	6,706,212	16,766
Exchanged into units	—	—	(1,442,484)	(3,606)

Balance, end of year	5,263,728	13,160	5,263,728	13,160

Exchangeable Shares
Balance, beginning of year	—	—	—	—
Exchangeable Shares issued	21,271,804	239,946	—	—
Exchanged into units	(16,583,632)	(187,063)	—	—

Balance, end of year	4,688,172	52,883	—	—

Unitholders’ capital, end of year	134,277,207	$659,118	111,402,251	$398,454

74    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Distribution reinvestment plan

Under the Fund’s distribution reinvestment plan (“DRIP”), Unitholders holding a minimum of 100 units can elect to receive their distributions (both regular and special) in units rather than cash at a 2% discount to the simple average closing price of the units for five trading days preceding the applicable distribution payment date, providing the units are issued from treasury and not purchased on the open market.

Units cancelled

During the prior fiscal year, the Fund obtained approval from its Board of Directors to make a normal course issuer bid to purchase up to 9,000,000 units, for the 12-month period commencing November 21, 2008, and ending November 20, 2009. A maximum of 44,754 units could be purchased during any trading day. No units were purchased and cancelled during the year. During the prior fiscal year, the Fund purchased and cancelled 909,700 units for a cash consideration of $6,603.

Units issued

During the year ended March 31, 2010, the Fund issued 16,583,632 units relating to the exchange of Exchangeable Shares. The Exchangeable Shares were issued pursuant to Just Energy’s acquisition of Universal Energy Group Ltd.

During the prior comparable year, the Fund issued 1,336,115 units relating to a portion of the Special Distribution declared on December 31, 2007, payable in units.

NOTE 12 UNIT BASED COMPENSATION PLANS

(a)	Unit option plan

The Fund grants awards under its 2001 unit option plan to directors, officers, full-time employees and service providers (non-employees) of Just Energy. In accordance with the unit option plan, the Fund may grant options to a maximum of 11,300,000 units. As at March 31, 2010, there were 961,666 options still available for grant under the plan. Of the options issued, 352,500 options remain outstanding at year-end. The exercise price of the unit options equals the closing market price of the Fund’s units on the last business day preceding the grant date. The unit options will vest over periods ranging from three to five years from the grant date and expire after five or ten years from the grant date.

A summary of the changes in the Fund’s option plan during the year and status at March 31, 2010, is outlined below.

	Outstanding options	Range of exercise prices	Weighted average exercise price[1]
Balance, beginning of year	555,500	$11.25 –$18.70	$15.88
Granted	—	—	—
Forfeited/cancelled	203,000	$12.69 –$18.70	15.82
Exercised	—	—	—

Balance, end of year	352,500	$15.09 –$17.47	$15.92

[1]	The weighted average exercise price is calculated by dividing the exercise price of options granted by the number of options granted.

2010	Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$15.09 – $ 15.63	267,500	0.49	$15.53	200,000	$15.63
$16.65 – $ 17.47	85,000	1.20	17.13	51,000	17.13

Balance, end of year	352,500	0.66	$15.92	251,000	$15.94

2009	Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$12.69 – $ 15.63	330,500	1.95	$15.05	158,700	$15.55
$15.90 – $ 18.70	225,000	1.76	17.10	154,000	17.08

Balance, end of year	555,500	1.88	$15.88	312,700	$16.30

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Options available for grant

	758,66600	758,66600
	2010	2009
Balance, beginning of year	758,666	698,666
Add: Cancelled/forfeited during the year	203,000	110,000
Less: Granted during the year	—	(50,000)

Balance, end of year	961,666	758,666

The Fund uses a binomial option pricing model to estimate the fair values. The binomial model was chosen because of the yield associated with the units. Fair values of employee unit options are estimated at grant date. Fair values of non-employee unit options are estimated and revalued each reporting period until a measurement date is achieved. The following weighted average assumptions have been used in the valuation for fiscal 2009:

Risk-free rate	3.13%

Expected volatility	27.31%

Expected life	5 years

Expected distributions	$1.24 per year

(b)	Unit appreciation rights

The Fund grants awards under its 2004 unit appreciation rights (“UARs”) plan to senior officers, employees and service providers of its subsidiaries and affiliates in the form of fully paid UARs. On June 25, 2009, the Unitholders of the Fund approved a 1,000,000 increase in the number of UARs available for grant. After this increase, in accordance with the unit appreciation rights plan, the Fund may grant UARs to a maximum of 3,000,000. As at March 31, 2010, there were 74,472 (2009 – 374,668) UARs still available for grant under the plan. Of the UARs issued, 2,640,723 UARs remain outstanding at March 31, 2010. Except as otherwise provided (i) the UARs vest from one to five years from the grant date providing, in most cases, on the applicable vesting date the UAR grantee continues as a senior officer, employee or service provider of the Fund or any affiliate thereof; (ii) the UARs expire no later than ten years from the grant date; (iii) a holder of UARs is entitled to distributions as if a UAR were a unit; and (iv) when vested, the holder of a UAR may exchange one UAR for one unit.

UARs available for grant

	758,666	758,666
	2010	2009
Balance, beginning of year	374,668	804,170
Less: Granted during the year	(1,307,192)	(455,215)
Add: Increase in UARs available for grant	1,000,000	—
Add: Cancelled/forfeited during the year	6,996	25,713

Balance, end of year	74,472	374,668

76    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Deferred unit grants

The Fund grants awards under its 2004 Directors’ deferred compensation plan to all independent directors on the basis each director is required to annually receive $15 of his or her compensation entitlement in deferred unit grants (“DUGs”), and may elect to receive all or any portion of the balance of his annual compensation in DUGs. The holders of DUGs are also granted additional DUGs on a monthly basis equal to the monthly distribution paid to Unitholders of the Fund. On June 25, 2009, the Unitholders of the Fund approved a 100,000 increase in the number of DUGs available for grant. After this increase, in accordance with the deferred compensation plan, the Fund may grant DUGs to a maximum of 200,000. The DUGs vest on the earlier of the date of the director’s resignation or three years following the date of grant and expire ten years following the date of grant. As of March 31, 2010, there were 108,248 (2009 – 31,568) DUGs available for grant under the plan. Of the DUGs issued, 84,138 DUGs remain outstanding at March 31, 2010.

DUGs available for grant	2010	2009
Balance, beginning of year	31,568	56,537
Add: Increase in DUGS available for grant	100,000	—
Less: Granted during the year	(23,320)	(24,969)

Balance, end of year	108,248	31,568

(d)	Contributed surplus

Amounts credited to contributed surplus include unit based compensation awards, UARs and DUGs. Amounts charged to contributed surplus are awards exercised during the year.

Contributed surplus	2010	2009
Balance, beginning of year	$14,671	$12,004
Add: Unit based compensation awards	4,754	4,098
Non-cash deferred unit grant distributions	89	55
Less: Unit based awards exercised	(682)	(1,486)

Balance, end of year	$18,832	$14,671

Total amounts credited to Unitholders’ capital in respect of unit options and deferred unit grants exercised or exchanged during the year ended March 31, 2010, amounted to $682 (2009 – $5,778).

Cash received from options exercised for the year ended March 31, 2010, amounted to $nil (2009 – $4,293).

NOTE 13 FINANCIAL INSTRUMENTS

(a)	Fair value

The Fund has a variety of gas and electricity supply contracts that are captured under CICA Handbook Section 3855, Financial Instruments – Measurement and Recognition. Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, the Fund ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on the Fund’s derivative instruments are recorded on a single line on the consolidated Statements of Operations. Due to the commodity volatility and size of the Fund, the quarterly swings in mark to market on these positions will increase the volatility in the Fund’s earnings.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables illustrate (gains)/losses related to the Fund’s derivative financial instruments classified as held-for-trading recorded against other assets and other liabilities with their offsetting values recorded in change in fair value derivative instruments for the year ended March 31, 2010:

Change in fair value of derivative instruments	For the year ended March 31, 2010	For the year ended March 31, 2010 (USD)		For the year ended March 31, 2009	For the year ended March 31, 2009 (USD)

Canada
Fixed-for-floating electricity swaps (i)	$5,041	$	n/a	$223,191	$	n/a
Renewable energy certificates (ii)	(480)		n/a	527		n/a
Verified emission-reduction credits (iii)	(9)		n/a	—		n/a
Options (iv)	(1,593)		n/a	(4,847)		n/a
Physical gas forward contracts (v)	70,568		n/a	771,300		n/a
Transportation forward contracts (vi)	21,353		n/a	(5,059)		n/a

United States
Fixed-for-floating electricity swaps (vii)	11,295		11,761	96,031		84,666
Physical electricity forwards (viii)	2,332		4,737	130,911		116,116
Unforced capacity forward contracts (ix)	(423)		(274)	5,249		4,730
Unforced capacity physical contracts (x)	563		544	—		—
Renewable energy certificates (xi)	1,856		1,744	(104)		(68)
Verified emission-reduction credits (xii)	644		604	8		—
Options (xiii)	1,082		879	790		1,068
Physical gas forward contracts (xiv)	(30,742)		(25,350)	336,831		299,516
Transportation forward contracts (xv)	1,303		1,287	(6,252)		(4,992)
Heat rate swaps (xvi)	(4,264)		(3,965)	(251)		(228)
Fixed financial swaps (xvii)	34,201		33,370	(242)		(191)
Foreign exchange forward contracts (xviii)	3,322		n/a	978		n/a
Other
Amortization of deferred unrealized gains of discontinued hedges	(203,562)		n/a	(211,776)		n/a
Amortization of derivative financial instruments related to
Universal acquisition	88,795		n/a	—		n/a

Change in fair value of derivative instruments	$1,282			$1,337,285

24    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates (gains)/losses representing the ineffective portion of the Fund’s designated hedges prior to July 1, 2008, recorded against other assets and other liabilities with their offsetting values recorded in change in fair value of derivative instruments:

Change in fair value of derivative instruments	For the year ended March 31, 2010	For the year ended March 31, 2010 (USD)		For the year ended March 31, 2009	For the year ended March 31, 2009 (USD)

Canada
Fixed-for-floating electricity swaps (i)	$—	$	n/a	$(476)	$	n/a

United States
Fixed-for-floating electricity swaps (vii)	—		—	167		164

Change in fair value of derivative instruments	$—			$(309)

Total change in fair value of derivative instruments	$1,282			$1,336,976

The following table illustrates (gains)/losses to the Fund’s designated hedges prior to July 1, 2008, recorded against other assets and other liabilities with their offsetting values recorded in other comprehensive income:

Other comprehensive income	For the year ended March 31, 2009	For the year ended March 31, 2009 (USD)

Canada
Fixed-for-floating electricity swaps (i)	$(75,354)	$	n/a
Renewable energy certificates (ii)	—		n/a
Verified emission-reduction credits (iii)	—		n/a
Options (iv)	—		n/a
Physical gas forward contracts (v)	(313,071)		n/a
Transportation forward contracts (vi)	(5,958)		n/a

United States
Fixed-for-floating electricity swaps (vii)	(40,473)		(39,808)
Physical electricity forwards (viii)	(30,573)		(30,071)
Unforced capacity forward contracts (ix)	(4,743)		(4,665)
Renewable energy certificates (xi)	—		—
Verified emission-reduction credits (xii)	—		—
Options (xiii)	—		—
Physical gas forward contracts (xiv)	(124,760)		(122,711)
Transportation forward contracts (xv)	7,022		6,907
Heat rate swaps (xvi)	—		—
Fixed financial swaps (xvii)	—		—
Foreign exchange forward contracts (xviii)	—		—
Amortization of deferred unrealized gains of discontinued hedges	(4,550)		—

Other comprehensive income	$(592,460)

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at March 31, 2010:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$244,563	$212,920
Renewable energy certificates (ii)	350	621	30	139
Verified emission-reduction credits (iii)	2	7	—	—
Options (iv)	757	416	—	—
Physical gas forward contracts (v)	—	—	237,145	203,088
Transportation forward contracts (vi)	—	—	11,060	8,439

United States
Fixed-for-floating electricity swaps (vii)	—	—	31,291	30,464
Physical electricity forwards (viii)	—	—	38,015	39,035
Unforced capacity forward contracts (ix)	523	102	445	9
Unforced capacity physical contracts (x)	33	146	731	—
Renewable energy certificates (xi)	107	130	918	945
Verified emission-reduction credits (xii)	—	—	167	447
Options (xiii)	—	—	912	915
Physical gas forward contracts (xiv)	—	—	96,938	75,142
Transportation forward contracts (xv)	—	—	1,265	2,262
Heat rate swaps (xvi)	654	3,605	—	—
Fixed financial swaps (xvii)	—	—	21,720	16,767
Foreign exchange forward contracts (xviii)	277	—	—	—

As at March 31, 2010	$2,703	$5,027	$685,200	$590,572

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at March 31, 2009:

	Other assets (current)	Other assets (long term)	Other liabilities (current)	Other liabilities (long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$149,476	$158,289
Renewable energy certificates (ii)	94	251	—	23
Options (iv)	792	23	237	997
Physical gas forward contracts (v)	—	—	198,329	103,734
Transportation forward contracts (vi)	787	2,160	927	163

United States
Fixed-for-floating electricity swaps (vii)	—	—	34,997	24,577
Physical electricity forwards (viii)	—	—	48,242	41,456
Unforced capacity forward contracts (ix)	19	213	366	—
Renewable energy certificates (xi)	57	191	19	48
Options (xiii)	395	—	204	1,349
Physical gas forward contracts (xiv)	—	—	84,010	69,627
Transportation forward contracts (xv)	4	—	961	1,457
Heat rate swaps (xvi)	72	1,171	956	—
Fixed financial swaps (xvii)	—	869	628	—
Foreign exchange forward contracts (xviii)	3,324	275	—	—

As at March 31, 2009	$5,544	$5,153	$519,352	$401,720

80    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes financial instruments classified as held-for-trading as at March 31, 2010, to which the Fund has committed:

Contract type	Notional volume	Total remaining volume	Maturity date	Fixed price	Fair value favourable/ (unfavourable)		Notional value
Canada
(i) Fixed-for-floating electricity swaps*	0.0001–50 MWh	12,873,605 MWh	April 30, 2010 – March 1, 2016	$23.00– $128.13	$(457,483)		$933,845
(ii) Renewable energy certificates	10–90,000 MWh	1,210,017 MWh	December 31, 2010– December 31, 2014	$3.00– $26.00	$802		$7,604
(iii) Verified emission- reduction credits	2,000–55,000 tonnes	505,000 tonnes	December 31, 2010– December 31, 2014	$9.34–$11.50	$9		$5,236
(iv) Options	46–40,500 GJ/month	5,590,040 GJ	April 30, 2010 – February 28, 2014	$6.35–$12.40	$1,173		$10,234
(v) Physical gas forward contracts	5–16,862 GJ/ day	145,443,234 GJ	April 30, 2010 – June 30, 2015	$3.31–$10.00	$(440,233)		$1,133,277
(vi) Transportation forward contracts	11–465,000 GJ/day	69,017,645 GJ	April 30, 2010 – May 31, 2015	$0.01–$1.57	$(19,499)		$52,657
United States
(vii) Fixed-for-floating electricity swaps*	0.10–28 MWh	2,271,140 MWh	April 30, 2010 – March 31, 2015	$37.83–$138.91 (US$37.25–$136.75)	($61,755 (US($60,794	) ))	$184,587 (US$181,716)
(viii) Physical electricity forwards	1–33 MWh	4,813,387 MWh	April 30, 2010 – January 31, 2015	$30.98–$111.99 (US$30.50– $110.25)	($77,050 (US($75,852	) ))	$299,561 (US$294,902)
(ix) Unforced capacity forward contracts	5–35 MWCap	1,275 MWCap	April 30, 2010 – November 30, 2012	$3,047–$8,126 (US$3,000–$8,000)	$171 (US$168)		$6,806 (US$6,700)
(x) Unforced capacity physical contracts	10–60 MWCap	2,065 MWCap	April 30, 2010 – May 31, 2014	$1,016–$3,017 (US$1,000–$2,970)	($552 (US$543	) )	$6,028 (US$5,934)
(xi) Renewable energy certificates	2,200–110,000 MWh	2,030,265 MWh	December 31, 2010 – December 31, 2014	$1.63–$22.86 (US$1.60–$22.50)	($1,626 (US($1,601	) ))	$14,147 (US$13,927)
(xii) Verified emission- reduction credits	10,000–50,000 tonnes	615,000 tonnes	December 31, 2010 – December 31, 2014	$6.45–$8.89 (US$6.35–$8.75)	$(614 (US($604	) ))	$4,770 (US$4,696)
(xiii) Options	5–120,000 mmBTU/month	6,236,595 mmBTU	April 30, 2010 – December 31, 2014	$6.50–$14.02 (US$6.40–$13.80)	($1,827 (US($1,799	) ))	$9,774 (US$9,622)
(xiv) Physical gas forward contracts	5–22,970 mmBTU/day	53,078,540 mmBTU	April 1, 2010 – July 31, 2014	$3.76–$12.07 (US$3.70–$11.88)	($172,080 (US($169,403	) ))	$458,177 (US$451,050)
(xv) Transportation forward contracts	35–9,300 mmBTU/day	41,137,356 mmBTU	April 1, 2010 – March 31, 2015	$0.01–$0.61 (US$0.01–$0.60)	$(3,527 (US($3,472	) ))	(33,738 (US$33,213	) )
(xvi) Heat rate swaps	1–30 MWh	2,991,002 MWh	April 30, 2010 – February 28, 2015	$26.98–$70.99 (US$26.56–$69.89)	$4,259 (US$4,193)		$133,444 (US$131,368)
(xvii) Fixed financial swap	100–7,700 mmBTU/day	36,033,542 mmBTU	April 30, 2010 – March 31, 2015	$4.00–$7.83 (US$3.94–$7.71)	$(38,487 (US($37,888	) ))	$238,550 (US$234,840)
(xviii) Foreign exchange forward contracts**	$1,981–$2,258 (US$2,000)	n/a	April 7, 2010 – April 7, 2010	$0.9905–$1.1289	$277		$4,063 (US$4,000)

*	The electricity fixed-for-floating contracts related to the Province of Alberta are predominantly load-following and some contracts in Ontario, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and subject to change with customer usage requirements. There are also load-shaped fixed-for-floating contracts in the rest of Just Energy’s electricity markets wherein the quantity of electricity is established but varies throughout the term of the contracts.

**	Hedge accounting was applied to most of these forwards up to September 30, 2006. However, the hedge was de-designated and a loss of $195 for the year ended March 31, 2007, was recorded in other liabilities. As the required hedge accounting effectiveness was achieved for certain quarters of fiscal 2007, a $1,933 gain was deferred and recorded in AOCI and is being recognized in the Statement of Operations over the remaining term of each hedging relationship. The term expires in April 2010.

JUST ENERGY INCOME FUND » ANNUAL REPORT 2010     81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the nature of financial assets and liabilities recorded in the financial statements for the year ended March 31, 2010.

	March 31, 2010		March 31, 2009
	Loss on cash flow hedges transferred from Other Comprehensive Income to the Statement of Operations	Unrealized gain recorded in Other Comprehensive Income	Loss on cash flow hedges transferred from Other Comprehensive Income to the Statement of Operations	Unrealized gain recorded in Other Comprehensive Income
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$(19,208)	$94,562
Physical gas forward contracts and transportation forward contracts (v)	—	—	(135,808)	454,838

United States
Fixed-for-floating electricity swaps (vii)	—	—	(13,826)	54,299
Physical electricity contracts (viii)	—	—	(30,659)	61,232
Unforced capacity forward contracts (ix)	—	—	—	4,743
Physical gas forward contracts and transportation forward contracts (xiii)	—	—	(26,184)	143,922
Amortization of deferred unrealized gains of discontinued hedges	(203,562)	—	(211,776)	—

Total realized and unrealized gains/(losses)	$(203,562)	$—	$(437,461)	$813,596

The estimated amortization of deferred gains and losses reported in accumulated other comprehensive income that is expected to be amortized to net income within the next 12 months is a gain of $120,204.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the financial statements.

In Illinois, Texas, Pennsylvania, Maryland, California and Alberta, Just Energy assumes the credit risk associated with cash collection from its customers. Credit review processes have been put in place for these markets where Just Energy has credit risk to manage the customer default rate. If a significant number of customers were to default on their payments, it could have a material adverse effect on Just Energy’s operations and cash flow. Management factors default from credit risk in its margin expectations for these markets.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, unit distributions payable and long-term debt under Level 1.

Level 2

Fair value measurements which require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed for floating swaps under Level 2.

Level 3

Fair value measurements which require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input. For the natural gas supply contracts, Just Energy uses three different market observable curves: 1) Commodity (predominately NYMEX), 2) Basis, and 3) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for remaining years, Just Energy uses extrapolation which leads to natural gas supply contracts to be classified under Level 3.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The main cause of changes in fair value of derivative instruments is the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the commodity price risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets/(liabilities) in the fair value hierarchy as at March 31, 2010:

	March 31, 2010
	Level 1	Level 2	Level 3	Total

Financial assets
Trading assets	$78,782	$—	$—	$78,782
Loans and receivable	348,892	—	—	348,892
Derivative financial assets	—	—	7,730	7,730

Financial liabilities
Derivative financial liabilities	—	(38,487)	(1,237,285)	(1,275,772)
Other financial liabilities	(543,034)	—	—	(543,034)

Total net derivative liabilities	$(115,360)	$(38,487)	$(1,229,555)	$(1,383,402)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the fair value hierarchy for the year ended March 31, 2010:

March 31, 2010
Opening balance, April 1, 2009	$(908,100)
Total gain/(losses) – Net income	(433,577)
Purchases	(402,608)
Sales	2,653
Settlements	512,077
Transfer out of Level 3	—

Closing balance, March 31, 2010	$(1,229,555)

(b)	Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at fair value or amortized cost:

	As at March 31, 2010
	Carrying amount	Fair value
Cash and restricted cash	$78,782	$78,782
Accounts receivable	348,892	348,892
Other assets	7,730	7,730
Bank indebtedness, accounts payable and accrued liabilities and unit distribution payable	248,368	248,368
Long-term debt	294,666	302,689
Other liabilities	1,275,772	1,275,772

	For the years ended
	2010	2009

Interest expense on financial liabilities not held-for-trading	$16,134	$3,857

The carrying value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and unit distribution payable approximate their fair value due to their short-term liquidity.

The carrying value of the long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate with the exception for the JEEC convertible debenture which is fair valued based on market.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Management of risks arising from financial instruments

The risks associated with the Fund’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which the Fund is exposed are discussed below:

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

A portion of Just Energy’s earnings is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s earnings. Due to its growing operations in the U.S. and recent acquisition of UEG, Just Energy expects to have a greater exposure in the future to U.S. fluctuations than in prior years.

The Fund may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect operating results.

With respect to translation exposure, as at March 31, 2010, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, net income for the year ended March 31, 2010, would have been $662 lower/higher and other comprehensive income would have been $8,146 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. The Fund’s exposure to interest rate risk is relatively immaterial and temporary in nature. As such, the Fund does not believe that this long-term debt exposes it to material financial risks and has determined that there is no need to set out parameters to actively manage this risk.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before taxes for the year ended March 31, 2010, of approximately $421.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand in Canadian dollars and thereby fix margins such that Unitholder distributions can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above-market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Commodity price sensitivity – All derivative financial instruments

As at March 31, 2010, if the energy prices including natural gas, electricity, green natural gas credits and green electricity certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the year ended March 31, 2010, would have increased (decreased) by $188,537 ($187,592) primarily as a result of the change in the fair value of the Fund’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

As at March 31, 2010, if the energy prices including natural gas, electricity, green natural gas credits and green electricity certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the year ended March 31, 2010, would have increased (decreased) by $170,287 ($169,495) primarily as a result of the change in the fair value of the Fund’s derivative instruments.

Changes in energy prices will not significantly impact the Fund’s gross margin.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, Pennsylvania, California and Maryland, Just Energy has customer credit risk, and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

As at March 31, 2010, accounts receivables from the above markets with a carrying value of $20,239 (March 31, 2009 –$17,022) were past due but not impaired. As at March 31, 2010, the aging of the accounts receivables from the above markets was as follows:

Current	$44,531
1–30 days	13,873
31–60 days	4,598
61–90 days	1,768
Over 90 days	3,973

$68,743

For the year ended March 31, 2010, changes in the allowance for doubtful accounts were as follows:

Balance, beginning of year	$8,657
Provision for doubtful accounts	17,939
Bad debts written off	(14,880)
Others	(1,866)

Balance, end of year	$9,850

For the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates thus impacting the related customer margin or replacing contracted foreign exchange at prevailing market rates impacting the related Canadian dollar denominated distributions. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEC. The Risk Office and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at March 31, 2010, the maximum counterparty credit risk exposure amounted to $76,473, representing the risk relating to its derivative financial assets and accounts receivable.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Fund manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Fund’s financial liabilities at March 31, 2010:

	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Accounts payable and accrued liabilities and unit distribution payable	$240,132	$240,132	$240,132	$—	$—	$—
Bank indebtedness	8,236	8,236	8,236	—	—	—
Long-term debt	294,666	301,249	62,829	120,475	117,945	—
Derivative instruments:
Cash outflow	1,275,772	3,533,371	1,494,003	1,621,623	415,680	2,065

	$1,818,806	$4,082,988	$1,805,200	$1,742,098	$533,625	$2,065

In addition to the amounts noted above, at March 31, 2010, net interest payments over the life of the long-term debt and bank credit facility are:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Interest payments	$16,040	$24,466	$12,260	$1,546

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $672 to accommodate for its counterparties’ risk of default.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14	CAPITAL DISCLOSURE

Just Energy defines capital as Unitholders’ equity (excluding accumulated other comprehensive income) and long-term debt. The Fund’s objectives when managing capital are to maintain flexibility between:

(a)	enabling it to operate efficiently;

(b)	providing liquidity and access to capital for growth opportunities; and

(c)	providing returns and generating predictable cash flow for distribution to Unitholders.

The Fund manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year over year sustainable profitable growth. The Fund’s capital management objectives have remained unchanged from the prior year. The Fund is not subject to any externally imposed capital requirements other than financial covenants in its credit facilities and as at March 31, 2010 and 2009, all of these covenants had been met.

NOTE 15	INCOME (LOSS) PER UNIT

	2010	2009
Basic income (loss) per unit
Net income (loss) available to Unitholders	$231,496	$(1,107,473)

Weighted average number of units outstanding	117,674,000	104,841,000
Weighted average number of Class A preference shares	5,264,000	5,623,000
Weighted average number of Exchangeable Shares	5,028,000	—

Basic units and shares outstanding	127,966,000	110,464,000

Basic income (loss) per unit	$1.81	$(10.03)

Diluted income (loss) per unit[1]
Net income (loss) available to Unitholders	$231,496	$(1,107,473)

Basic units and shares outstanding	127,966,000	110,464,000

Dilutive effect of:
Unit options	—	—
Unit appreciation rights	1,392,000	—
Deferred unit grants	71,000	—
Convertible debentures	—	—

Units outstanding on a diluted basis	129,429,000	110,464,000

Diluted income (loss) per unit	$1.79	$(10.03)

[1]

Conversion of convertible debentures is anti-dilutive to income per unit for the year ended March 31, 2010. Conversion of unit options, unit appreciation rights and deferred unit grants are anti-dilutive to income (loss) for the year ended March 31, 2009.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOT 16	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in two reportable geographic segments, Canada and the United States. Reporting by geographic region is in line with Just Energy’s performance measurement parameters. The gas and electricity business segment have operations in both Canada and United States.

Just Energy evaluates segment performance based on geographic segments and operating segments.

The following tables present Just Energy’s results by geographic segments and operating segments:

	Gas and electricity marketing		Ethanol	Home services
2010	Canada	United States	Canada	Canada	Consolidated
Sales – gas	$788,661	$425,975	$—	$—	$1,214,636
Sales – electricity	637,580	381,674	—	—	1,019,254
Ethanol	—	—	56,455	—	56,455
Home services	—	—	—	8,886	8,886

Sales	$1,426,241	$807,649	$56,455	$8,886	$2,299,231

Gross margin	$231,147	$172,627	$4,510	$7,049	$415,333
Amortization of property, plant and equipment	(5,768)	(262)	(1,079)	(788)	(7,897)
Amortization of intangible assets	(34,959)	(22,402)	—	(1,187)	(58,548)
Other operating expenses	(68,156)	(121,394)	(9,089)	(8,760)	(207,399)

Income before the undernoted	122,264	28,569	(5,658)	(3,686)	141,489
Interest expense	9,079	1,130	5,107	818	16,134
Change in fair value of derivative instruments	37,058	(35,776)	—	—	1,282
Other income	(3,122)	(82)	(311)	—	(3,515)
Non-controlling interest	—	—	(3,593)	(55)	(3,648)
Provision for (recovery of) income tax	(123,113)	24,415	—	(1,562)	(100,260)

Net income (loss)	$202,362	$38,882	$(6,861)	$(2,887)	$231,496

Additions to capital assets	$11,267	$797	$4,599	$24,544	$41,207

Total goodwill	$138,905	$31,053	$—	$7,929	$177,887

Total assets	$727,395	$373,180	$161,028	$91,492	$1,353,095

	Gas and electricity marketing
2009	Canada	United States	Consolidated
Sales – gas	$814,275	$343,889	$1,158,164
Sales – electricity	518,388	222,661	741,049

Sales	$1,332,663	$566,550	$1,899,213

Gross margin	$231,720	$91,096	$322,816
Amortization of gas contracts	710	—	710
Amortization of electricity contracts	178	2,706	2,884
Amortization of capital assets	4,660	440	5,100
Other operating expenses	89,889	55,995	145,884

Income before the undernoted	136,283	31,955	168,238
Interest expense	2,479	1,378	3,857
Change in fair value of derivative instruments	872,402	464,574	1,336,976
Other income	(7,574)	(30)	(7,604)
Non-controlling interest	(58)	—	(58)
Recovery of income tax	(1,971)	(55,489)	(57,460)

Net loss	$(728,995)	$(378,478)	$(1,107,473)

Additions to capital assets	$6,169	$176	$6,345

Total goodwill	$94,576	$22,485	$117,061

Total assets	$368,873	$166,882	$535,755

88    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	GUARANTEES

(a)	Officers and directors

Corporate indemnities have been provided by the Fund to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with the Fund and its subsidiaries and/or affiliates, subject to certain restrictions. The Fund has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of the Fund’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(b)	Operations

In the normal course of business, the Fund and/or the Fund’s subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require the Fund and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $69,174.

NOTE 18	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

				Long-term
				gas and
				electricity
	Premises and	Grain	Master Services	contracts
	equipment	production	Agreement	with various
	leasing	contracts	with EPCOR	suppliers

2011	$8,084	$36,059	$12,132	$1,494,003
2012	6,186	19,720	8,088	1,001,759
2013	4,357	1,718	—	619,864
2014	3,026	396	—	323,362
2015	2,304	—	—	92,318
Thereafter	4,828	—	—	2,065

	$28,785	$57,893	$20,220	$3,533,371

Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

NOTE 19	CONTINGENCIES

The State of California has filed a number of complaints to the Federal Regulatory Energy Commission (“FREC”) against many suppliers of electricity, including Commerce, a subsidiary of the Fund, with respect to events stemming from the 2001 energy crises in California. Pursuant to the complaints, the State of California is challenging the FREC’s enforcement of its market-based rate system. Although Commerce did not own generation, the State of California is claiming that Commerce was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing. On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision.

At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable; however, an estimated amount has been recorded in these consolidated financial statements as at March 31, 2010.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20	ADJUSTMENTS REQUIRED TO REFLECT NET CASH RECEIPTS FROM GAS SALES

	2010	2009
Changes in:
Accrued gas accounts payable	$(26,286)	$2,857
Unbilled revenues	36,986	(10,480)
Gas delivered in excess of consumption	(8,508)	—
Deferred revenue	8,357	—
Other	—	—

	$10,549	$(7,623)

NOTE 21	CHANGES IN NON-CASH WORKING CAPITAL

	2010	2009
Accounts receivable	$(60,021)	$(17,251)
Gas in storage	2,430	(1,288)
Inventory	(41)	(229)
Prepaid expenses	25,869	381
Accounts payable and accrued liabilities	5,931	18,989
Corporate taxes payable (recoverable)	(8,303)	4,447
Other	(1,388)	1,132

	$(35,523)	$6,181

NOTE 22	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current year’s consolidated financial statements.

NOTE 23	SUBSEQUENT EVENT

On May 7, 2010, Just Energy completed the acquisition of all of the common shares of Hudson Parent Holdings, LLC and Hudson Energy Corp. (collectively, “Hudson”) with an effective date of May 1, 2010. Hudson is a privately held energy marketing company operating in New York, New Jersey, Illinois and Texas, primarily focused on the small to mid-size commercial customer market.

In order to fund the purchase for the acquisition and related costs, Just Energy has entered into an agreement to sell to a syndicate of underwriters $330 million aggregate principal amount of 6.00% Convertible Extendible Unsecured Subordinated Debentures (the “Convertible Debentures”). The Convertible Debentures will bear interest at a rate of 6.00% per annum payable semi-annually in arrears on June 30 and December 31.

The consideration for the acquisition will be approximately US$304.2 million, subject to customary working capital adjustments, payable as to US$295.0 million in cash at closing and a post-closing de ferred payment of US$9.2 million, payable in four equal quarterly instalments during the first year following closing. Just Energy anticipates that associated transaction and financing costs will bring the total purchase cost to approximately $330 million.

90    JUST ENERGY INCOME FUND » ANNUAL REPORT 2010